UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VNUS MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company)

VNUS MEDICAL TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928566108

(CUSIP Number of Class of Securities)

Brian E. Farley

President and Chief Executive Officer

5799 Fontanoso Way

San Jose, California 95138

(408) 360-7200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on May 18, 2009 as amended from time to time (the “Schedule 14D-9”) by VNUS Medical Technologies, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Covidien Delaware Corp., a Delaware corporation and a wholly owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares”), at a purchase price of $29.00 per Share, net to the seller thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 18, 2009, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section after “Regulatory Approvals” and before “Vote Required to Approve the Merger”:

“Litigation.

“On May 28, 2009, a purported stockholder of the Company filed a purported class action lawsuit in the Superior Court of the State of California, Santa Clara County, captioned Diegel Living Trust v. Brian Farley, et al., Case No. 109-CV-143338 (the “Action”), against the Company, each of its directors, Parent and Purchaser. The Action purports to be brought individually and on behalf of the public stockholders of the Company. The Action alleges that the Company director defendants breached their fiduciary duties to the Company’s stockholders in connection with the Offer, that the Company, Parent and Purchaser aided and abetted such alleged breach of the Company director defendants’ fiduciary duties and that the Company made inadequate disclosures in this Schedule 14D-9, as subsequently amended and supplemented. Based on these allegations, the Action seeks, among other relief, injunctive relief preliminarily and permanently enjoining each of the Company, its directors, Parent and Purchaser from consummating the Offer and the Merger. A copy of the complaint in the Action is included hereto as Exhibit (a)(11) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(11).”

Item 9.	Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(11) Complaint filed by Diegel Living Trust, individually and on behalf of all others similarly situated, on May 28, 2009, in the Superior Court of the State of California, Santa Clara County.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VNUS Medical Technologies, Inc.

By:	/s/ Brian E. Farley
Name:	Brian E. Farley
Title:	President and Chief Executive Officer

Dated: June 1, 2009